UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Shin-Gu Building, 620-2 Shinsa-Dong, Gangnam-Gu, Seoul, 135-894, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

- R.O.S.E Online to be offered in Japan.

R.O.S.E Online (Rush On Seven Episodes), developed by Triggersoft and distributed by Gravity, is expected to be offered in Japan through Faith INC.

In January, Gravity signed a contractwith Faith INC. to grant exclusive licensing rights to distribute R.O.S.E. Online in Japan.

R.O.S.E Online, has been attracting the attention of Japanese users as the second MMORPG to be published by Gravity, the producer of the Ragnarok online.
Gravity and Faith are expected to hold a press conference in Japan with respect to the opening of the official website of R.O.S.E. Online in the near future.

Currently, number of online game users in Japan is growing due to the increased penetration of broadband network connection.

Faith INC. (www.faith.co.jp) is a company that developed “ringback tones” for mobile phones and commercialized it in Japan.  It is expanding into new markets in 21 countries including Japan, North America, Europe, Asia Pacific region,
South America.  Currently, Faith INC. offers a variety of business solutions including its PC contents business focused on online game music service.

- R.O.S.E Online to be offered in Taiwan, Hong Kong and Macau

R.O.S.E Online (Rush On Seven Episodes), developed by Triggersoft and distributed by Gravity, is expected to be offered in Taiwan through SOFTSTAR
ENTERTAINMENT INC (SoftStar).

Gravity signed a contract with SoftStar to grant exclusive licensing rights to distribute R.O.S.E. Online in Taiwan, Hong Kong, and Macau.

SoftStar, a Taiwanese online game company and long-term strategic partner of
Square Enix, a popular Japanese game company, launched the online game Cross
Gate in Taiwan and China.  SoftStar is an entertainment company that is also active in the movie and TV industries and has been listed on the Taiwan Stock
Exchange since 2001.

On February 15, 2005, Mr. Jung Ryool Kim, the chairman of Gravity, met with Mr.
Eric Lee, the chairman of SoftStar at a signing ceremony held in Seoul, and shared ideas relating to the servicing of R.O.S.E online in Taiwan.

As R.O.S.E Online is an MMORPG featuring cute characters and splendid graphics, which characteristics are expected to cater to the Taiwanese user base, both
Gravity and SoftStar anticipate R.O.S.E. Online to be the next successful game in Taiwan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 03/09/2005	By:	Kwan Shik Seo
	Name:	Kwan Shik Seo
	Title:	CFO